Exhibit 3.17

SECOND AMENDED AND RESTATED PARTNERSHIP AGREEMENT

OF

IDEARC MEDIA SALES - EAST CO.

November 16, 2006

TABLE OF CONTENTS

i

9.7	Headings	8
9.8	Counterparts	8
9.9	Gender and Number	8
9.10	Severability	8

ii

SECOND AMENDED AND RESTATED PARTNERSHIP AGREEMENT OF

IDEARC MEDIA SALES - EAST CO.

This SECOND AMENDED AND RESTATED PARTNERSHIP AGREEMENT (the “Agreement”), is made and entered into effective as of November 16, 2006, by and between Idearc Media Sales - East LLC, a Delaware limited liability company, and Idearc Media Sales - West Inc., a Delaware corporation (referred to individually as a “Partner” and collectively as the “Partners”), and amends and restates the Original Agreement, as amended by the First Amendment and Second Amendment (each as hereinafter defined).

On January 31, 2002, Bell Atlantic Global Wireless, Inc. (“Wireless”), Bell Atlantic Investment Development Corporation (“Invesco”) and GTEX Corporation (“GTEX”) entered into that certain Amended and Restated Partnership Agreement of Verizon Mid-Atlantic Directory Sales Company, amending and restating that certain Agreement of Partnership dated May 12, 1987 between Bell Atlantic National Development Company, Inc. (predecessor-in-interest to Wireless) and GTEX (as amended and restated, the “Original Agreement”).

Pursuant to the terms of a Purchase and Sale Agreement dated August 31, 2002, Wireless purchased all of the partnership interests in the Partnership held by Invesco. GTEX merged with and into Verizon Directories Sales Corp. (“Verizon Directories Sales”), effective as of December 31, 2002, pursuant to a Certificate of Ownership and Merger filed with Secretary of State of Delaware. Wireless and Verizon Directories Sales, the two remaining partners, entered into (i) a First Amendment to Amended and Restated Partnership Agreement of Verizon Mid-Atlantic Directory Sales Company effective as of April 30, 2003 (the “First Amendment”) and (ii) a Second Amendment to Amended and Restated Partnership Agreement of Verizon Mid-Atlantic Directory Sales Company effective as of December 31, 2003 (the “Second Amendment”). Pursuant to the terms of the Second Amendment, the Partners changed the name of the Partnership to “Verizon Directories Sales - East Co.”

Verizon Directories Sales changed its name to Verizon Directories Sales - West Inc. pursuant to a Certificate of Amendment of Certificate of Incorporation of Verizon Directories Sales Corp. filed with the Secretary of State of Delaware on December 22, 2003, which changed its name to Idearc Media Sales - West Inc. pursuant to a Certificate of Amendment of Certificate of Incorporation filed with the Secretary of State of Delaware on October 18, 2006.

Subsequent to the execution of the Original Agreement, Wireless formed a single member limited liability company, Directories Sales East LLC, a Delaware limited liability company (“Directories Sales East”), to which it contributed all of its interest in the Partnership. The effective result of such transfer was the substitution of Directories Sales East for Wireless as a Partner of the Partnership. Directories Sales East changed its name to Idearc Media Sales - East LLC pursuant to a Certificate of Amendment of Certificate of Formation of Directories Sales East LLC filed with the Secretary of State of Delaware on October 18, 2006.

ARTICLE I

Introduction

1.1 Definitions. The following terms used in this Agreement shall (unless otherwise expressly provided herein or unless the context otherwise requires) have the following respective meanings:

“Agreement” shall have the meaning set forth in the preamble hereto.

“Act” means the Maryland Revised Uniform Partnership Act, as revised from time to time, and any successor thereto.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by, or under common control with that first Person. As used in this definition, the term “control” means (a) with respect to any corporation or other entity having voting shares or the equivalent and elected directors, managers, or Persons performing similar functions, the ownership or power to vote more than 50% of shares or the equivalent having the power to vote in the election of directors, managers, or Persons performing similar functions, and (b) with respect to any other entity, the ability to direct its business and affairs.

“Capital Account” shall have the meaning set forth in Section 3.3.

“Capital Contribution” means, with respect to any Partner, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Partnership with respect to the Percentage Interest held by such Partner. Loans to the Partnership shall not be included in the Capital Account of any Partner. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Partnership by the maker of the note shall not be included in the Capital Account of any Partner until the Partnership makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Section 1.704-l(b)(2)(iv)(d)(2) of the Regulations.

“Code” means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

“Gross Asset Value” means, with respect to any asset contributed by a Partner to the Partnership, the gross fair market value of such asset, as determined by the contributing Partner and the Partnership.

“Managing Partner” means Idearc Media Sales - West Inc.

“Original Agreement” shall have the meaning set forth in the preamble hereto.

“Partners” shall have the meaning set forth in the preamble hereto.

“Partnership” means Idearc Media Sales - East Co., a Maryland general partnership, formerly known as Verizon Directories Sales - East Co., formerly known as Verizon Mid-Atlantic Directory Sales Company, formerly known as Chesapeake Directory Sales Company, the successor by merger of National Telephone Directory Company and Penn-Del Directory Company into Chesapeake Directory Sales Company.

“Partnership Interest” means the right of a Partner (a) to receive such Partner’s Capital Account, (b) to receive such Partner’s Percentage Interest of the net income or losses of the Partnership and/or (c) to receive the payments provided in Article VIII upon the dissolution of the Partnership.

“Percentage Interest” means the ownership percentage of each Partner in the Partnership, as set forth on Exhibit A attached hereto. A Partner’s Percentage Interest represents the Partner’s percentage participation in net income or losses of the Partnership.

“Person” means any individual, partnership, corporation, trust, or other entity.

“Regulations” means the Income Tax Regulations, including proposed and temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Tax Matters Partner” shall have the meaning set forth in Section 4.3.

1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and shall have the meaning indicated therein.

ARTICLE II

General

2.1 Formation of Partnership. The Partners hereby acknowledge that the Partnership (then named Chesapeake Directory Sales Company) was formed on May 12, 1987, under the Maryland Uniform Partnership Act. On January 25, 2002, the Partnership elected to be governed by the Maryland Revised Uniform Partnership Act (also referred to herein as the “Act”). The rights and liabilities of the Partners shall be as provided for herein and in the Act.

2.2 Partnership Name. The business of the Partnership shall be conducted under the name of “Idearc Media Sales - East Co.”

2.3 Principal Office. The principal place of business of the Partnership shall be at Idearc Media Sales - East Co., 2200 West Airfield Drive, Post Office Box 619810, DFW Airport, TX 75261-9810. Additional places of business may be established at such other locations as may from time to time be determined by the Partners.

2.4 Term of Partnership. The Partnership shall continue until dissolved pursuant to the Act or the provisions of this Agreement.

2.5 Purpose. The purpose of the Partnership is to engage (i) in the sale of advertising products and services (including directories) and any other business or businesses related thereto, (ii) in any lawful act or activity for which general partnerships may be formed under the Act, that the Partners or the Partnership may from time to time determine (by actions or by implication), and (iii) in any and all activities necessary or incidental to the foregoing, including, but not limited to, guaranteeing or otherwise assuming the obligations of, or indemnifying, or taking action having a benefit to, an Affiliate or any other Person (including without limitation, any Partner or Affiliate thereof) without regard to the adequacy of the benefit or consideration, if any, received by the Partnership therefor. Without limiting the generality of the foregoing, any otherwise lawful act taken or activity engaged in by the Partnership shall be presumed to be within its purpose.

2.6 Powers of the Partnership. The Partnership purposes set forth in Section 2.5 hereof may be accomplished by taking any action which is permitted under the Act and which is customary or reasonably related to the Partnership purposes.

ARTICLE III

Capital Contributions and Partnership Interests

3.1 Capital Contributions. The Partners hereby acknowledge that capital contributions made by a Partner to the Partnership prior to the date of this Agreement shall be deemed a Capital Contribution to the Partnership.

3.2 Interest on Capital Contributions. No interest shall be payable on initial Capital Contributions or any additional Capital Contributions. The Partners’ Capital Contributions may be returned from time to time in accordance with the terms hereof. Any unrepaid Capital Contribution is not a liability of the Partnership or of any Partner. A Partner is not required to contribute or to lend any cash or property to the Partnership to enable the Partnership to return any Partner’s Capital Contribution.

3.3 Capital Account. A capital account shall be maintained for each Partner (“Capital Account”) in accordance with the provisions of this Section 3.3.

(a) The Capital Account shall be credited with capital contributions made by the Partner, the Partners distributive share of Profits, any items in the nature of income or gain which are specially or curatively allocated pursuant to Article VI hereof, and the amount of any Partnership liabilities assumed by the Partner or which are secured by any asset of the Partnership distributed to the Partner.

(b) The Capital Account shall be debited the amount of cash and the Gross Asset Value of any Partnership asset distributed to the Partner pursuant to any provision of this Agreement, the Partner’s distributive share of Losses, any items in the nature of expenses or losses which are specially allocated pursuant to Article VI, and the amount of any liabilities of the Partner assumed by the Partnership or which are secured by any property contributed by such Partner to the Partnership.

The foregoing provisions and the other provisions of this Partnership Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-l(b) of the Regulations and shall be interpreted and applied in a manner consistent with such Regulations.

ARTICLE IV

Rights and Obligations of Partners

4.1 Management of the Partnership. Each Partner has the right to participate in the management of the Partnership. Idearc Media Sales - West Inc. shall serve as the managing partner. As managing partner, Idearc Media Sales - West Inc. shall have the authority to take any and all actions that are customary and reasonably related to the purposes of the Partnership. Timely notice of important management decisions made by Idearc Media Sales - West Inc. shall be given to the other Partners. Notwithstanding anything contained in this Section 4.1, the Partnership may not, nor may any Partner in the name of the Partnership, do any of the following without a unanimous vote of the Partners:

(a) admit any additional partners to the Partnership;

(b) merge, consolidate or associate the Partnership or the business of the Partnership with any other entity, whether or not the Partnership is the surviving entity;

(c) amend or otherwise change this Agreement so as to modify the rights or obligations of the Partners as set forth herein.

4.2 Partnership Meetings. The Partners may have regular meetings as agreed to by the Partners at such times and places selected by the Partners. In addition, any Partner may call a meeting to be held at any time after the giving of 24 hours’ notice to the other Partner. The Partners may waive notice of or attendance at any meeting of the Partners and may attend by telephone or any other electronic communication device or may execute a signed written consent.

4.3 Tax Matters Partner. Idearc Media Sales - West Inc. shall be the “Tax Matters Partner” of the Partnership within the meaning of Section 6231 of the Code.

ARTICLE V

Allocation of Profits and Losses

5.1 Profits and Losses. The net profits of the Partnership shall be allocated and the net losses of the Partnership shall be borne by the Partners in accordance with each Partner’s Percentage Interest. The net profit or loss for the relevant time period shall be set forth on a profit-loss statement, which shall be prepared in accordance with the Partnership’s method of accounting as frequently as determined by the Managing Partner.

5.2 Distributions. Distributions of profits earned by the Partnership shall be made to the Partners as frequently as determined by the Managing Partner.

ARTICLE VI

Books of Account, Financial Statements and Fiscal Matters

6.1 Books of Account. The Partnership shall, to the extent permissible under existing law, keep, on an accrual basis, adequate books of account of the Partnership wherein there shall be recorded and reflected all of the Capital Contributions to the Partnership and all of the expenses and transactions of the Partnership. Such books of account shall be kept at the principal place of business of the Partnership, and each Partner and his authorized representatives shall have at all times, during reasonable business hours, free access to and the right to inspect and copy such book of account and all records of the Partnership, including the right to obtain by mail or to inspect a list of the names and addresses and Partnership Percentages of the Partners. All books and records of the Partnership shall be kept on the basis of an annual accounting period ending December 31, except for the final accounting period which shall end on the dissolution of the Partnership.

6.2 Tax Returns and Other Reports. The Tax Matters Partner, at Partnership expense, shall cause income tax returns for the Partnership to be prepared and timely filed with the appropriate authorities. The Tax Matters Partner, at Partnership expense, shall cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies all reports required to be filed with such entities under then current applicable laws, rules and regulations. Such reports shall be prepared on the accounting or reporting basis required by such regulatory bodies. Any Partner, upon request, shall be provided with a copy of any such report without expense.

6.3 Fiscal Year. The fiscal year and taxable year of the Partnership shall be the calendar year.

ARTICLE VII

Transfers and Additional Partners

7.1 Prohibition on Transfer. No Partner shall voluntarily or involuntarily, transfer, sell, gift, pledge, hypothecate or otherwise dispose of (“Transfer”) all or any portion of its Partnership Interest except to an Affiliate without the unanimous written consent of the other Partners, Any purported transfer of Partnership Interests in violation of this Section 7.1 shall be null and void and of no effect whatsoever. In the case of a Transfer or attempted Transfer of Partnership Interests in violation of this Section 7.1, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Partnership and the other Partners from all cost, liability, and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and lawyers’ fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce this provision.

ARTICLE VIII

Dissolution

8.1 Dissolution and Termination of the Partnership. The Partnership shall be dissolved upon the dissolution of a Partner, the bankruptcy of a Partner or the date mutually agreed by unanimous vote of the Partners.

8.2 Distributions Upon Dissolution. Upon dissolution, distributions shall be made in the following order:

(a) Liabilities. Upon dissolution, all debts and liabilities of the Partnership shall be paid or adequate provision must otherwise be made therefor.

(b) Net Income or Loss. Final distribution of the net income or loss of the Partnership shall be made to the Partners in accordance with Article V on the 15th day of the succeeding month. If the Partnership incurs a loss for the relevant period (including any carryover of losses from prior periods), each Partner will pay to the Partnership its proportionate share of the amount of such loss in accordance with its Percentage Interest.

(c) Capital Accounts; Remaining Assets. The Capital Accounts shall be distributed to the respective Partners, and any remaining assets shall be distributed to each Partner in accordance with its Percentage Interest.

ARTICLE IX

Miscellaneous

9.1 Further Assurances. The parties hereto shall execute and deliver all other appropriate supplemental agreements and other instruments, and take any other action necessary, to make this Agreement fully and legally effective, binding and enforceable as between them and as against third parties.

9.2 Notices. Any notice, request, instruction, correspondence or other document to be given hereunder by any Partner or the Partnership to a Partner or the Partnership (herein collectively called “Notice”) shall be in writing and delivered to such party in person or by courier service requiring acknowledgment of receipt of delivery or mailed by certified mail, postage prepaid and return receipt requested, or by telecopier, at:

Idearc Media Sales - East Co.

2200 West Airfield Drive

Post Office Box 619810

DFW Airport, TX 75261-9810

(972) 453-6869

Notice given by personal delivery, courier service or mail shall be effective upon actual receipt. Notice given by telecopier shall be confirmed by appropriate answer back and shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. All Notices by telecopier shall be confirmed promptly after transmission in writing by certified mail or personal delivery. Any party may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.

9.3 Governing Law. The provisions of this Agreement, as well as the rights and duties of the parties hereunder, shall be governed by and construed and enforced in accordance with the laws of the State of Maryland (excluding any conflicts-of-law rule or principle that might refer same to the laws of another jurisdiction), except to the extent that same are mandatorily subject to the laws of another jurisdiction pursuant to the laws of such other jurisdiction.

9.4 Amendments. This Agreement may be amended, modified or supplemented only by the written agreement of each Partner.

9.5 Entire Agreement; Waivers. This Agreement, and, to the extent not inconsistent with or contradicted by the express terms of this Agreement, the Act, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, including, without limitation, the Original Agreement. There are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. The failure of a party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

9.6 Binding Effect. This Agreement, and all the terms and provisions hereof, shall be binding upon and shall inure to the benefit of the Partners and their respective legal representatives, successors and assigns where permitted by this Agreement.

9.7 Headings. The headings in this Agreement are inserted for convenience and identification only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

9.8 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be considered an original, but all of which shall constitute one instrument.

9.9 Gender and Number. Whenever the context of this Agreement requires, the gender of all words herein shall include the masculine, feminine and neuter, and the number of all words herein shall include the singular and plural.

9.10 Severability. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations of the State of Maryland. If any provision of this Agreement or the application thereof to any person or circumstance shall, for any reason and to any extent, be held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be effective and in force to the greatest extent permitted by law.

(THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of November 16, 2006.

IDEARC MEDIA SALES - EAST LLC

By:	Idearc Media Sales - West Inc., its Sole Member

By:	/s/ Scott Hanle
Name: Scott Hanle
Title: President

IDEARC MEDIA SALES - WEST INC.

By:	/s/ Scott Hanle
Name: Scott Hanle
Title: President

EXHIBIT A

Partner	Percentage Interest
Idearc Media Sales - East LLC	89.5%
Idearc Media Sales - West Inc.	10.5%